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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            THE LIBERTY CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  530370 10 5
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                                 (CUSIP Number)

                                 April 20, 1999
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             Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 4 pages.



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CUSIP NO.  530370 10 5               SCHEDULE 13D              PAGE 2 OF 4 PAGES
           -----------                                              -    -

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             John B. Hipp

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A)      [ ]
                                                                    (B)      [X]
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS (See Instructions)

                                       OO
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                            [ ]

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       United States of America
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                  (7)      SOLE VOTING POWER
 NUMBER OF                                                    91,058 Shares
   SHARES         --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER
  OWNED BY                                                   701,342 Shares
    EACH          --------------------------------------------------------------
 REPORTING        (9)      SOLE DISPOSITIVE POWER
PERSON WITH                                                   9l,058 Shares
                  --------------------------------------------------------------

                  (10)     SHARED DISPOSITIVE POWER
                                                             701,342 Shares
                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             792,400 Shares
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES (See Instructions)                                           [ ]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                            4.2%
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(14)     TYPE OF REPORTING PERSON (See Instructions)              IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 4 PAGES

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                        AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1. Security and Issuer.

                                  Common Stock
                                  The Liberty Corporation
                                  2000 Wade Hampton Boulevard
                                  Greenville, South Carolina  29615

Item 2. Identity and Background:

        (a)      Name

                                  John B. Hipp

        (b)      Residence or Business Address

                                  P. O. Box  725228
                                  Atlanta, Georgia   31139

        (c)      Present Principal Occupation or Employment

                                  Director, Not-for-Profit Organization

        (d)      Disclosure of Criminal Proceedings

                                  None

        (e)      Disclosure of Civil Proceedings

                                  None

        (f)      Citizenship

                                  United States of America

Item 3. Not Applicable

Item 4. Not Applicable

Item 5. Interest in Securities of the Issuer.

        (a) Aggregate Number of Shares Beneficially Owned:      792,400 shares

            Percent of Class:                                       4.2%

        (b) Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote       91,058 shares

               (ii)  Shared power to vote or direct the vote    701,342 shares*

               (iii) Sole power to dispose or direct
                     the disposition of                          91,058 shares

               (iv)  Shared power to dispose or direct the
                     disposition of                             701,342 shares*

         *Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 91,058 shares as to which he has sole voting and dispositive power.




                               Page 3 of 4 Pages.


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        (c)      Transactions Effected During Past 60 Days.

                 (1) 284,056 shares (or 1.5%) held as Co-Personal Representatives by John B. Hipp, his brother W. Hayne Hipp, and Wachovia Bank of SC, Greenville, SC, under the Last Will and Testament of Francis M. Hipp, father of John B. Hipp ("Will"), were sold or distributed to the beneficiaries under the Will as of March 10, 1999. (2) John B. Hipp resigned as a Trustee of the W. Hayne Hipp Foundation, holder of 297,302 shares (or 1.6%), on April 20, 1999.

        (d)      Not Applicable.

        (e)      Date of Cessation as Beneficial Owner of Five Percent.

                 April 20, 1999

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                                  None.

Item 7. Exhibits.

                                  None.




Signature.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




April 28, 1999                                      John B. Hipp /s/
                                                  ------------------
                                                    John B. Hipp



                               Page 4 of 4 Pages.